FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding issue of mid-term notes of Huaneng Power International, Inc. (the Registrant”); and

2.          an announcement regarding domestic power generation in the first quarter of 2020 of the Registrant;

Each made by the Registrant on April 16, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF MID-TERM NOTES
This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2018 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 12 June 2019, the Company has been given a mandate to issue domestic and/or overseas debt financing instruments after relevant regulatory department approval (including but not limited to domestic debt financing instruments like corporate bonds, enterprise bonds, mid-term notes in the interbank bond markets in the domestic market, and overseas debt financing instruments like offshore RMB-denominated bonds, overseas USD denominated bonds and bonds denominated in other foreign currencies in the overseas market) (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB50 billion or equivalent within or outside the People’s Republic of China within the period from approval obtained at 2018 annual general meeting to the conclusion of the 2019 annual general meeting. The resolution passed at the first extraordinary general meeting of 2020 of the Company on 5 March 2020 approved that from the date on which the proposal is approved at the general meeting to the conclusion of the 2019 annual general meeting and upon obtaining approval at relevant regulatory authorities, the Company shall, based on the issuance quota of the “Proposal regarding the granting of the general mandate to issue domestic and/or overseas debt financing instruments” considered and approved by the Company’s 2018 annual general meeting, the principal balance of the domestic or overseas issuance of domestic and overseas debt financing instruments (either in one or multiple tranches, within or outside the PRC) be increased by RMB8 billion.

The Company has recently completed the issue of the first tranche of the Company’s mid-term notes for 2020 (the “Notes”). The issuing amount of the Notes was RMB3 billion for a term of 3+N years. The unit face value is RMB100 and the issuing interest rate is 3.18%.

Agricultural Bank of China Limited and Bank of China Co., Ltd. act as the lead underwriters to form the underwriting syndicate for the Notes, which were placed through book-building and issued in the domestic interbank market. The proceeds from the Notes will be used to repay due debt financing instruments.

The relevant documents in respect of the Notes are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Notes do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 April 2020

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

DOMESTIC POWER GENERATION IN THE FIRST QUARTER OF 2020 DECREASED BY 18.45% YEAR-ON-YEAR

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Company”), for the first quarter of 2020, the Company’s total power generation by power plants within China on consolidated basis amounted to 84.676 billion kWh, representing a decrease of 18.45% over the same period last year. Total electricity sold by the Company amounted to 80.652 billion kWh, representing a decrease of 17.92% over the same period last year. For the first quarter of 2020, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB422.35 per MWh, representing an increase of 0.11% over the same period last year. For the first quarter of 2020, the Company’s market based electricity sold amounted to 26.135 billion kwh, with a ratio of 33.27% comparing to the corresponding total electricity sold, representing a decrease of 6.28 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to:

1.	Affected by the epidemic situation at home and abroad, the electricity consumption of the whole society incurred a relatively large negative growth;

2.
The proportion of thermal power units owned by the Company is relatively large, and they are distributed more in the areas with severe epidemic in East China and Middle China, thus the power generation of the Company is greatly affected.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation		Electricity Sold
	January to March 2020	Change	January to March 2020	Change
Heilongjiang Province	3.031	1.57%	2.775	-0.27%
Coal-fired	2.714	3.26%	2.488	2.20%
Wind-power	0.283	-12.13%	0.255	-18.84%
PV	0.034	0.71%	0.032	-6.14%
Jilin Province	2.363	9.29%	2.217	9.19%
Coal-fired	2.025	12.26%	1.898	12.67%
Wind-power	0.263	-5.64%	0.250	-8.08%
Hydro-power	0.009	28.38%	0.009	27.11%
PV	0.016	5.07%	0.016	2.89%
Biomass power	0.050	-12.78%	0.044	-14.04%
Liaoning Province	4.126	-7.00%	3.796	-7.45%
Coal-fired	3.976	-7.34%	3.648	-7.84%
Wind-power	0.103	11.22%	0.103	11.29%
Hydro-power	0.007	-44.73%	0.007	-44.80%
PV	0.039	-0.20%	0.038	0.21%
Inner Mongolia	0.048	0.78%	0.048	1.77%
Wind-power	0.048	0.78%	0.048	1.77%
Hebei Province	2.531	-24.88%	2.354	-25.58%
Coal-fired	2.393	-27.68%	2.222	-28.40%
Wind-power	0.124	148.51%	0.118	144.66%
PV	0.014	17.88%	0.014	23.68%
Gansu Province	3.968	2.67%	3.753	2.19%
Coal-fired	3.439	1.34%	3.259	1.43%
Wind-power	0.529	12.52%	0.516	12.36%
Ningxia	0.005	-9.08%	0.004	-1.82%
PV	0.005	-9.08%	0.004	-1.82%
Beijing	2.060	-6.50%	1.913	-6.52%
Coal-fired	0.709	8.03%	0.625	7.62%
Combined Cycle	1.351	-12.66%	1.288	-12.13%

Region	Power Generation		Electricity Sold
	January to March 2020	Change	January to March 2020	Change
Tianjin	1.952	6.75%	1.826	6.62%
Coal-fired	1.421	3.41%	1.311	2.98%
Combined Cycle	0.531	16.67%	0.514	17.22%
PV	0.001	-26.80%	0.001	-4.30%
Shanxi Province	2.774	-9.12%	2.597	-9.49%
Coal-fired	1.527	-17.26%	1.392	-17.78%
Combined Cycle	1.191	0.09%	1.159	0.11%
PV	0.057	215.59%	0.046	150.93%
Shandong Province	17.218	-21.09%	16.861	-17.94%
Coal-fired	16.942	-21.27%	16.590	-18.11%
Wind-power	0.191	-8.14%	0.187	-6.02%
PV	0.085	-6.76%	0.084	-5.94%
Henan Province	4.061	-32.69%	3.807	-32.92%
Coal-fired	3.840	-34.88%	3.598	-35.05%
Combined Cycle	0.032	-16.52%	0.031	-16.84%
Wind-power	0.184	95.63%	0.172	84.27%
PV	0.006	14.24%	0.006	8.22%
Jiangsu Province	8.136	-23.14%	7.731	-23.00%
Coal-fired	6.599	-29.73%	6.230	-29.76%
Combined Cycle	0.887	9.29%	0.872	9.31%
Wind-power	0.626	73.40%	0.606	72.25%
PV	0.024	8.71%	0.023	7.42%
Shanghai	3.923	-28.38%	3.706	-28.69%
Coal-fired	3.446	-27.68%	3.240	-28.01%
Combined Cycle	0.477	-33.08%	0.466	-33.12%
Chongqing	2.145	-25.26%	2.005	-25.16%
Coal-fired	1.776	-30.35%	1.646	-30.47%
Combined Cycle	0.320	14.98%	0.311	14.96%
Wind-power	0.049	17.02%	0.048	16.41%

Region	Power Generation		Electricity Sold
	January to March 2020	Change	January to March 2020	Change
Zhejiang Province	4.636	-25.26%	4.430	-25.65%
Coal-fired	4.573	-25.20%	4.369	-25.59%
Combined Cycle	0.052	-34.79%	0.050	-34.49%
PV	0.011	9.90%	0.011	8.97%
Hubei Province	3.566	-36.90%	3.353	-37.09%
Coal-fired	3.348	-39.06%	3.140	-39.33%
Wind-power	0.156	27.11%	0.154	27.14%
Hydro-power	0.057	84.12%	0.055	84.94%
PV	0.004	9.99%	0.004	15.50%
Hunan Province	2.188	-25.82%	2.037	-26.46%
Coal-fired	1.917	-27.45%	1.777	-27.99%
Wind-power	0.162	-15.53%	0.153	-19.32%
Hydro-power	0.101	-8.76%	0.100	-8.48%
PV	0.007	84.08%	0.007	109.79%
Jiangxi Province	4.294	-17.35%	4.113	-17.42%
Coal-fired	4.072	-19.15%	3.897	-19.23%
Wind-power	0.204	28.90%	0.200	28.27%
PV	0.018	–	0.016	–
Anhui Province	1.240	-23.56%	1.187	-23.65%
Coal-fired	1.164	-24.27%	1.112	-24.37%
Wind-power	0.076	4.08%	0.075	3.64%
Hydro-power	0	-100.0%	0	-100.00%
*Fujian Province	2.270	5.11%	2.464	8.52%
*Coal-fired	2.268	5.14%	2.462	8.51%
PV	0.002	21.03%	0.002	25.53%
Guangdong Province	3.75	-32.67%	3.227	-32.90%
Coal-fired	3.370	-32.71%	3.222	-32.94%
PV	0.005	23.51%	0.005	15.08%
Guangxi	0.120	84.59%	0.115	93.40%
Combined Cycle	0.069	43.81%	0.066	44.82%
Wind-power	0.051	183.08%	0.049	251.18%

Region	Power Generation		Electricity Sold
	January to March 2020	Change	January to March 2020	Change
Yunnan Province	1.668	59.29%	1.535	57.32%
Coal-fired	1.463	85.18%	1.335	84.12%
Wind-power	0.202	-21.74%	0.197	-21.43%
Hydro-power	0.003	–	0.003	–
Guizhou Province	0.089	-6.92%	0.082	-12.80%
Wind-power	0.083	-13.88%	0.082	-13.53%
PV	0.007	–	0.001	–
Hainan Province	2.889	-6.79%	2.693	-6.61%
Coal-fired	2.798	-7.89%	2.605	-7.79%
Combined Cycle	0.033	1542.69%	0.032	1349.33%
Wind-power	0.027	-4.56%	0.026	-4.08%
Hydro-power	0.008	-13.97%	0.008	-10.14%
PV	0.023	4.71%	0.023	7.05%
Total	84.676	-18.45%	80.652	-17.92%

*
According to the requirements of relevant policies, as Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its coal-fired installed capacity nor its volume of power generation. Since that power plant began to generate power revenue from the first quarter of 2020, the Company’s electricity sales in Fujian Province was greater than the power generation.

For the first quarter of 2020, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.2% in Singapore, representing an increase of 0.2 percentage point compared to the same period of last year.

The Company's new projects which have commenced operation in the first quarter of 2020 are as follows:

No.	Name of projects which have commenced operation	Type	Location	Operation capacity (MW)	Proportion of equity interest held by the Company (%)
1	Kangbao Yanyoufang Wind Power	Wind-power	Hebei	48	100
2	Kangbao Xujiaying Wind Power	Wind-power	Hebei	48	100
3	Siping Wind Power Phase I Expansion	Wind-power	Jilin	12	100
4	Xiayi Wind Power	Wind-power	Henan	15	100
5	Shangrao Poyang PV	PV	Jiangxi	1.63	50.47

	Total			124.63	–

In addition, the installed capacity of some of the power plants in which the Company has equity interests changed in the first quarter of 2020.

Based on the above, as of 31 March 2020, the Company had a controlled generation capacity of 107,049MW and an equity-based generation capacity of 93,821 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 April 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     April 16, 2020